FORM 52-109F2R

CERTIFICATION OF REFILED INTERIM FILINGS

This certificate is being filed on the same date that The Cash Store Financial Services Inc. (the “issuer”) has refilled the interim financial statements and interim MD&A (together, the "interim filings") for the interim period ended December 31, 2012.

I, Gordon J. Reykdal, Chairman and Chief Executive Officer of the issuer, certify the following:

1. Review: I have reviewed the interim filings of the issuer for the interim period ended December 31, 2012.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control — Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a) a description of the material weakness;

(b) the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c) the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on October 1, 2012 and ended on December 31, 2012, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: May 24, 2013

/s/ Gordon J. Reykdal

Gordon J. Reykdal
Chairman and Chief Executive Officer

FORM 52-109F2R

CERTIFICATION OF REFILED INTERIM FILINGS

This certificate is being filed on the same date that The Cash Store Financial Services Inc. (the “issuer”) has refilled the interim financial statements and interim MD&A (together, the "interim filings") for the interim period ended December 31, 2012.

I, Craig Warnock, Chief Financial Officer of the issuer, certify the following:

1. Review: I have reviewed the interim filings of the issuer for the interim period ended December 31, 2012.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control — Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a) a description of the material weakness;

(b) the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c) the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on October 1, 2012 and ended on December 31, 2012, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: May 24, 2013

/s/ Craig Warnock

Craig Warnock
Chief Financial Officer